
11-21
WALL

Vale is changing. Change with Vale.

Shareholder, be part of this transformation.

Understand the transition | Benefits | Main points | How to convert your shares | Schedule | Common Questions

Vale is going through an important transition. A corporate restructuring was approved and will enable Vale to adapt to the most modern governance practices in the market, in line with the ones adopted by large global companies. It is an opportunity for Vale to become a more independent and transparent company.

By means of this operation, Vale may turn into a company without a defined controlling shareholder, which gives more independence to the company's administration, greater protection and expansion of the minority shareholders' power. For this, Vale's shareholder has an important decision to make: to convert his preferred shares into common shares.

Watch the video of our CFO and learn more about this transformation


CFO Siani comments on Share Conversion
Companies with international standards and aligned to the market's best practices
Shares trade at a premium in relation to competitors

What are the benefits of the conversion for you?



Potential appreciation of your shares.

Historical records show that companies with stronger governance, with greater independence and transparency in decision making, generate more value to the shareholder.


Stronger governance
Better decisions
Projects with more solid returns
Possibility of better results
Potential for share price increase
Possibility of higher dividend distribution

Increase in minority shareholders participation

Minority shareholders will have full voting rights and may participate in the company's main decisions.

Increase in liquidity

With the preferred share conversion, the trend is to increase trading volumes of common shares in the market.

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Minority shareholders will have equal treatment to the controlling shareholders in case of eventual sale of the company's control.

How to convert your shares →

22,3%

Appreciation records of the share

In a survey with 16 companies, 60 days after the unification transaction of the preferred and common shares, there was an average appreciation of 22.3% in their share price.

Proposed conversion

If you choose the proposed conversion, you will convert your preferred share at an exchange ratio which is above the average ratio for the past 10 years.



0,934
0,891
0,806
0,853
0,834
30 dias
6 meses
1 ano
5 anos
10 anos

1 preferred share

=

0.9342 common share

How to convert your preferred shares

The conversion of preferred shares is not done by Vale, but only by your brokerage firm or bank. See the information below for orientation.

My shares are kept by brokerage firms or banks

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My shares are in Bradesco

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I am a holder of Preferred ADRs

See more

Pay attention to the deadline for conversion of shares.
Each brokerage firm has a deadline, check it below:

See the detailed schedule

Common Questions

What is the deadline for conversion by the holders of preferred shares?

Contact your brokerage firm to find out about deadlines.

Is there any condition for the effective implementation of the conversion?

Yes. The conversion will only be implemented if there is a minimum conversion ratio of 54.09%, including the preferred shares represented by Preferred ADRs and excluding treasury shares.

If I decide to convert, will my preferred shares be converted into how many common shares?

Each preferred share held by the shareholder, who has chosen to convert, will be converted into 0.9342 common share. In case of Preferred ADRs, each Preferred ADR will be swapped for 0.9342 Common ADR.

If I chose to convert, will my preferred shares be immediately converted into common shares?

No. Upon the closure of the Conversion Period on August 11th, 2017, BM&FBovespa (B3) and the Bookkeeping Agent will determine the percentage of the preferred shares converted, including Preferred ADRs, and will inform the quorum of conversion to Vale. The preferred shares that have adhered to the conversion will be converted into common shares and will be available for negotiation on August 14th, 2017. The availability for negotiation of the new common shares may vary among the different brokerage firms.

If I adhere to the conversion, can I change my mind later?

Until the closure of the Conversion Period indicated above, the shareholder who has requested to convert part or all of its preferred shares may request the withdrawal of part or all of its conversion order, in accordance with the procedures established by BM&FBovespa (B3). After the closure of the Conversion Period, the conversion request will constitute a manifestation of irrevocable and irreversible will by the requesting shareholder, in the sense of authorizing the conversion of the preferred shares indicated and the issuance of the corresponding common shares into the shareholder's deposit account. Shareholders who offer Preferred ADRs may decide to withdraw the Preferred ADRs at any time prior to 5:00 p.m. (New York local time) / 6:00 p.m. (Brasília local time) on August 11th, 2017, following the procedures described in the Voluntary Conversion procedure.

If I adhere the conversion, may I continue to negotiate my shares?

No. The preferred shares indicated in the conversion order will be blocked for negotiation. As from August 14th, 2017, the common shares resulting from the conversion may be negotiated by their owners in BM&FBovespa (B3). The owners of Preferred ADSs will not be able to negotiate the Preferred ADSs that are held in the DTC Swap Agent account. After the conversion, the owners may negotiate its new Common ADSs, as they are credited to their accounts, as described in the Schedule TO.

Once the minimum adherence condition mentioned above has been reached, will all the preferred shares issued by the Company be converted into common shares, including shares held by shareholders who have not adhered to the conversion?

No. The proposed conversion of preferred shares is voluntary. This means that it is left to the shareholders' own discretion the decision to convert or not its preferred shares into common shares within the stipulated term. Once the minimum adherence established as a condition is reached, only the shares that have been made available by their respective holders for conversion will be converted. Shareholders who have not adhered to the conversion will continue to be holders of preferred shares, without any change.

Considering that the exchange ratio established for the conversion is of 0.9342 common share for each converted preferred share, what happens if I hold a fractional number of common shares as a result of the conversion of my preferred shares?

The fractions of shares resulting from the conversion will be aggregated into whole numbers of shares and sold in an auction of shares that will be timely held at BM&FBovespa (B3), with net worth resulting from the sale (after deduction of applicable fees and expenses, including sales commissions) reverted to the holders of fractions in proportion to the fractions held by them. After the effective conversion of the preferred shares into common shares, Bovespa shall send a report with the fractional number of resulting shares to the bookkeeping agent, which will group all the fractions into whole numbers of shares, and keep them in custody until the indication of a custody agent hired by Vale, who will be responsible for coordinating the auction of unsold shares in the environment of Bovespa. The fractions of Preferred ADRs resulting from the voluntary conversion will be aggregated and sold by the Exchange Agent, Citi, on the open market. The net result from the sale (after deduction of commissions, fees and expenses, including sales commissions) will be reverted to holders who are entitled to the fractions of Preferred ADRs.